FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2024

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated June 6, 2024

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Reference is made to our notice of inside information of 19 February 2024 (official registry number 2114) (the “Buy-back Commencement Communication”), relating to the buyback programme of own shares (the “Buy-back Programme”) approved by the Board of Directors of Banco Santander.

Pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs of the transactions carried out over its own shares between 30 May and 5 June 2024 (both inclusive).

The cash amount of the shares purchased to 5 June 2024 as a result of the execution of the Buy-back Programme amounts to 1,258,048,044 Euros, which represents approximately 86.2% of the maximum investment amount of the Buy-back Programme. The programme was announced together with its other characteristics through the Buy-back Commencement Communication.

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
30/05/2024	SAN	Purchase	XMAD	1,281,053	4.7767
30/05/2024	SAN	Purchase	CEUX	494,487	4.7569
30/05/2024	SAN	Purchase	TQEX	73,938	4.7624
30/05/2024	SAN	Purchase	AQEU	150,522	4.7586
31/05/2024	SAN	Purchase	XMAD	2,699,901	4.8037
31/05/2024	SAN	Purchase	CEUX	601,372	4.8047
31/05/2024	SAN	Purchase	TQEX	117,457	4.7978
31/05/2024	SAN	Purchase	AQEU	281,270	4.8018
03/06/2024	SAN	Purchase	XMAD	2,704,292	4.8578
03/06/2024	SAN	Purchase	CEUX	712,229	4.8601
03/06/2024	SAN	Purchase	TQEX	138,236	4.8609
03/06/2024	SAN	Purchase	AQEU	445,243	4.8595
04/06/2024	SAN	Purchase	XMAD	4,599,941	4.7601
04/06/2024	SAN	Purchase	CEUX	339,622	4.7724
04/06/2024	SAN	Purchase	TQEX	103,474	4.7651
04/06/2024	SAN	Purchase	AQEU	456,963	4.7545
05/06/2024	SAN	Purchase	XMAD	4,299,498	4.6937
05/06/2024	SAN	Purchase	CEUX	811,230	4.6976
05/06/2024	SAN	Purchase	TQEX	121,403	4.7011
05/06/2024	SAN	Purchase	AQEU	267,869	4.7017
			TOTAL	20,700,000

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 6 June 2024

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 30/05/2024 and 05/06/2024 (both inclusive)

(https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-i-30-may-a-05-jun-2024.pdf)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	June 6, 2024	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance